EXHIBIT 3.1E

CERTIFICATE OF AMENDMENT

of the

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

of

NPS PHARMACEUTICALS, INC.

The undersigned, being the President and Assistant Secretary of NPS Pharmaceuticals, Inc. (“NPS” or the “Corporation”), do hereby certify and set forth that the Certificate of Incorporation was originally filed with the Secretary of State of Delaware on March 2, 1992, and was amended and restated in its entirety on June 4, 1994 (the “Certificate of Incorporation”).

1. Paragraph 4.1 of the Certificate of Incorporation, which sets forth the authorized capital stock of the Corporation, is amended to read as follows:

4.1 This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares, which the Corporation is authorized to issue, is one hundred ten million (110,000,000) shares. One hundred five million (105,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001). Five million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001).

2. This Certificate of Amendment was authorized by a unanimous resolution of the Board of Directors followed by the affirmative vote of the holders of a majority of all shares of capital stock of the Corporation entitled to vote thereon at a meeting of the stockholders of the Corporation duly called and held on the 21st day of August 2003, a quorum being present.

This Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its President and attested to by its Assistant Secretary this 30th day of September 2003.

ATTEST:	NPS PHARMACEUTICALS, INC.

/s/ KEVIN J. ONTIVEROS	/s/ HUNTER JACKSON

Kevin J. Ontiveros, Assistant Secretary	Hunter Jackson, Ph.D., President